[Letterhead of]

                          CRAVATH, SWAINE & MOORE
                             [New York Office]



                               (212) 474-1837


                                                               June 2, 1998


                            ARV v. LFREI, et al.


Dear Alex:

          I am writing to advise you that we believe that ARV has triggered an Early Standstill Termination Event pursuant to Section 4.1 of the Amended and Restated Stockholders Agreement, dated as of October 29, 1997 (Exh. B to ARV's complaint). We expect to file cross claims within the next few days, including a cross claim seeking a declaration that an Early Standstill Termination Event has occurred. Of course, if you agree that ARV has triggered an Early Standstill Termination Event, we would have no need to seek a declaration as to that issue.

          As you know, the ARV Board of Directors rejected a request that the Annual Meeting currently scheduled for June 3, 1998, be adjourned pending a resolution of ARV's lawsuit. We are all heavily engaged in responding to the demands of the expedited schedule ARV has insisted upon. In view of the uncertainty surrounding the relationship between our clients (including the status of the Standstill Period), and what I anticipate will be further differences in their respective positions, LFREI does not believe that participation in the Annual Meeting prior to resolution (by decision or otherwise) of these differences would be productive or in the best interest of all shareholders. Because the only action proposed at the Annual Meeting is the reelection of existing directors, who will automatically continue in their positions in the absence of a meeting, no damage to ARV would result from its postponement. Consequently, I have been asked to inform you that neither LFREI nor any of its affiliates will participate in tomorrow's meeting. We again urge your client to consider


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adjournment of the Annual Meeting pending the disposition of the motions scheduled to be filed on June 9, 1998.


                                   Very truly yours,

                                   /s/ Thomas G. Rafferty

                                   Thomas G. Rafferty




Alexander F. Wiles, Esq.
   Irell & Manella LLP
      1800 Avenue of the Stars
         Suite 900
            Los Angeles, CA 90067

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